     2510 Conway Ave E.
     Building 275-6W-20
     St. Paul, MN 55144

November 7, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Solventum Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 which was filed with the Securities and Exchange Commission on November 7, 2024.

Respectfully submitted,
/s/ Matthew M. Rice
Matthew M. Rice
Vice President, Associate General Counsel & Assistant Secretary
Solventum Corporation